UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Tollgrade Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

889542106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,317,165
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,317,165
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,317,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,947
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,947
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,568,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,568,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,947
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 250,947
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,947
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,568,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,568,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,568,112
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,568,112
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,568,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,568,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,568,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,568,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,568,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,568,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,568,112
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,568,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON SCOTT C. CHANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY LIBSHUTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON EDWARD B. MEYERCORD, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 889542106

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule 13D as specifically set forth.  Scott C. Chandler, Jeffrey Libshutz, and Edward B. Meyercord, III are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Scott C. Chandler (“Mr. Chandler ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Partner of Franklin Court Partners, LLC.  The principal business address of Mr. Chandler is 7903 S Franklin Court, Littleton, Colorado 80122.  Mr. Chandler is a citizen of the United States of America.

Jeffrey Libshutz (“Mr. Libshutz ”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Director and Portfolio Manager at Ramius LLC.  The principal business address of Mr. Libshutz is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Mr. Libshutz is a citizen of the United States of America.

Edward B. Meyercord, III (“Mr. Meyercord”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Managing Partner of Council Rock Advisors LLC.  The principal business address of Mr. Meyercord is 305 Drakes Corner Road, Princeton New Jersey, 08540.  Mr. Meyercord is a citizen of the United States of America.

(d)           None of Messrs. Chandler, Libshutz, or Meyercord has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Chandler, Libshutz, or Meyercord has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund and Parche were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,568,112 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund and Parche is approximately $8,337,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 11, 2009, in accordance with the terms of the Issuer’s Bylaws, Value and Opportunity Master Fund delivered a letter to the Issuer nominating Messrs. Chandler, Libshutz, Meyercord, and Solomon, as set forth therein (the “Nomination Letter”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).  The Reporting Persons intend to engage in discussions with the Issuer regarding matters in connection with the Nomination Letter and the Annual Meeting.

CUSIP NO. 889542106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,277,748 Shares outstanding, as of September 27, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on February 13, 2009, Value and Opportunity Master Fund beneficially owned 1,317,165 Shares.

Percentage: Approximately 9.9%.

(b)	1. Sole power to vote or direct vote: 1,317,165
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,317,165
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on February 13, 2009, Parche beneficially owned 250,947 Shares.

Percentage: Approximately 1.9%.

(b)	1. Sole power to vote or direct vote: 250,947
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,947
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As the sole non-managing member of Parche and owner of all economic interest therein, Enterprise Master Fund may be deemed the beneficial owner of the 250,947 Shares owned by Parche.

Percentage: Approximately 1.9%.

CUSIP NO. 889542106

(b)	1. Sole power to vote or direct vote: 250,947
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,947
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Parche are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 1,317,165 Shares owned by Value and Opportunity Master Fund and (ii) 250,947 Shares owned by Parche.

Percentage: Approximately 11.8%.

(b)	1. Sole power to vote or direct vote: 1,568,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,568,112
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

E.	Ramius Advisors

(a)	As the investment advisor of Enterprise Master Fund, Ramius Advisors is deemed the beneficial owner of the 250,947 Shares owned by Parche.

Percentage: Approximately 1.9%.

(b)	1. Sole power to vote or direct vote: 250,947
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 250,947
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares during the past 60 days on behalf of Parche are set forth in Schedule A and are incorporated by reference.

F.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 1,317,165 Shares owned by Value and Opportunity Master Fund and (ii) 250,947 Shares owned by Parche.

Percentage: Approximately 11.8%.

CUSIP NO. 889542106

(b)	1. Sole power to vote or direct vote: 1,568,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,568,112
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

G.	C4S

(a)	As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 1,317,165 Shares owned by Value and Opportunity Master Fund and (ii) 250,947 Shares owned by Parche.

Percentage: Approximately 11.8%.

(b)	1. Sole power to vote or direct vote: 1,568,112
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,568,112
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon is deemed the beneficial owner of the (i) 1,317,165 Shares owned by Value and Opportunity Master Fund and (ii) 250,947 Shares owned by Parche.

Percentage: Approximately 11.8%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,568,112
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,568,112

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

I.	Messrs. Chandler, Libshutz, and Meyercord

(a)
As of the close of business on February 13, 2009, none of Messrs. Chandler, Libshutz or Meyercord directly owned any Shares.  Each of Messrs. Chandler, Libshutz, and Meyercord, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 1,317,165 Shares owned by Value and Opportunity Master Fund and (ii) 250,947 Shares owned by Parche.

Percentage: 0%.

CUSIP NO. 889542106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)
None of Messrs. Chandler, Libshutz or Meyercord has entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 17, 2009, Value and Opportunity Master Fund, Parche, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Scott C. Chandler, Jeffrey Libshutz and Edward B. Meyercord, III (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Value and Opportunity Master Fund to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund and Parche agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Chandler and Meyercord against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

RCG Starboard Advisors has agreed to compensate Messrs. Chandler and Meyercord for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay each of Messrs. Chandler and Meyercord (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of Messrs. Chandler’s and Meyercord’s election as a director at the Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Chandler and Meyercord agrees to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Chandler and Meyercord shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Chandler and Meyercord agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Chandler and Meyercord may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 889542106

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund, Ltd., Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Scott C. Chandler, Jeffrey Libshutz and Edward B. Meyercord, III, dated February 10, 2009.

Exhibit 99.2	Form of Indemnification Letter Agreement.
Exhibit 99.3	Form of Compensation Letter Agreement.
Exhibit 99.4	Powers of Attorney

CUSIP NO. 889542106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:  RCG Starboard Advisors, LLC,
its managing member

RCG STARBOARD ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Scott C. Chandler, Jeffrey Libshutz, and Edward B. Meyercord, III

CUSIP NO. 889542106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

273	4.9800	01/08/2008
5,265	4.9990	01/13/2009
4,060	5.2679	01/15/2009
189	5.2800	01/15/2009
7,059	5.4676	01/16/2009
8,007	5.3791	01/20/2009
3,360	5.3258	01/22/2009
3,507	5.3271	01/22/2009
5,745	5.4898	01/23/2009
2,885	5.5181	01/26/2009
8,493	5.5276	01/26/2009
6,636	5.5906	01/27/2009
11,126	5.5938	01/27/2009
4,858	5.8805	01/28/2009
54,392	6.4207	01/28/2009
8,757	5.6478	02/02/2009
4,955	5.6463	02/02/2009
1,428	5.6450	02/03/2009
282	5.7000	02/03/2009
828	5.6337	02/04/2009
668	5.6718	02/04/2009
84	5.7000	02/09/2009
68	5.6653	02/09/2009
4,872	5.6843	02/10/2009
846	5.6925	02/10/2009
420	5.6910	02/11/2009
506	5.7000	02/11/1009
4,469	5.6928	02/12/2009
485	5.6931	02/12/2009
19,767	5.7000	02/13/2009
1,344	5.5500	02/13/2009
2,793	5.6991	02/13/2009

CUSIP NO. 889542106

PARCHE LLC

117	4.9800	01/08/2008
2,256	4.9990	01/13/2009
1,740	5.2679	01/15/2009
81	5.2800	01/15/2009
1,169	5.4676	01/16/2009
1,326	5.3791	01/20/2009
640	5.3258	01/22/2009
668	5.3271	01/22/2009
952	5.4898	01/23/2009
478	5.5181	01/26/2009
1,407	5.5276	01/26/2009
1,264	5.5906	01/27/2009
2,119	5.5938	01/27/2009
3,342	5.8805	01/28/2009
37,408	6.4207	01/28/2009
1,668	5.6478	02/02/2009
944	5.6463	02/02/2009
272	5.6450	02/03/2009
54	5.7000	02/03/2009
158	5.6337	02/04/2009
127	5.6718	02/04/2009
16	5.7000	02/09/2009
13	5.6653	02/09/2009
928	5.6843	02/10/2009
161	5.6925	02/10/2009
80	5.6910	02/11/2009
96	5.7000	02/11/2009
851	5.6928	02/12/2009
92	5.6931	02/12/2009
3,766	5.7000	02/13/2009
256	5.5500	02/13/2009
532	5.6991	02/13/2009